FEE REDUCTION AGREEMENT
          THIS FEE REDUCTION AGREEMENT (the "Agreement"), dated as of April 20, 2010, is entered into by Old Mutual/Claymore Long-Short Fund, a Massachusetts business trust (the "Trust") and Claymore Advisors, LLC, a Delaware limited liability company (the "Adviser").
          WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement, dated as of February 18, 2010 ("Advisory Agreement");
          WHEREAS, the Advisory Agreement provides that the Adviser shall receive a monthly fee in arrears at the annual rate equal to 1.00% of the average daily value of the Trust's total managed asset (as defined in the Advisory Agreement);
          WHEREAS, the Board of Trustees of the Trust has approved an Interim Investment Sub-Advisory Agreement among the Trust, the Adviser and Guggenheim Partners Asset Management, LLC (the "Interim Sub-Advisory Agreement"), to become effective upon the termination of the Trust's current Investment Sub-Advisory Agreement, among the Trust, the Adviser and Analytic Investors, LLC;
          WHEREAS, the Adviser has agreed to permanently reduce the amount of the investment advisory fee, and the Trust has accepted such reduction; and
          WHEREAS, the Adviser and the Trust wish to memorialize such fee reduction in writing;
          NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby agree as follows:

1.	The fee payable to the Adviser pursuant to the Advisory Agreement shall be permanently reduced, as follows:

(a)
commencing as of the date of this Agreement, the Adviser shall accept as full compensation for all services rendered by the Adviser as such, a monthly fee in arrears at the annual rate equal to 0.90% of the average daily value of the Trust's total managed assets (as defined in the Advisory Agreement);

(b)
commencing as of the date of the Interim Sub-Advisory Agreement, the Adviser shall accept as full compensation for all services rendered by the Adviser as such, a monthly fee in arrears at the annual rate equal to 0.80% of the average daily value of the Trust's total managed assets (as defined in the Advisory Agreement).

          2. This Agreement shall remain in effect for so long as the Advisory Agreement shall remain in effect. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. Any amendment of this Agreement shall be subject to the Investment Company Act of 1940, as amended.
          3. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts for contracts to be per formed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the 1940 Act.
          A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of an officer of the Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust.
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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers designated below as of the day and year first above written.

CLAYMORE ADVISORS, LLC

OLD MUTUAL/CLAYMORE LONG SHORT FUND

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